

November 3, 2022

Anqiang Chen
Financial Controller
Tuniu Corporation
Tuniu Building No. 32
Suningdadao, Xuanwu District
Nanjing, Jiangsu Province 210042
The People's Republic of China

> **Re: Tuniu Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Response dated September 27, 2022**
> **File No. 001-36430**

Dear Anqiang Chen:

We have reviewed your September 27, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2022 letter.

Form 20-F for Fiscal Year Ended December 31, 2021

Item 3. Key Information
Permissions Required from the PRC Authorities for Our Operations, page 4

1. We note your response to prior comment 3 and re-issue it in part. Please revise your disclosure to state affirmatively i) whether you have received <u>all</u> requisite permissions or approvals to operate your business and to offer your ADSs to foreign investors, and ii) whether any permissions or approvals have been denied.

    If you relied on the advice of counsel in making these determinations, please revise to identify counsel. If you did not consult counsel in making these determinations, please revise to provide your basis for your conclusions.

D. <u>Risk Factors, page 11</u>

2. We note from your disclosure on page 1 that you exclude Hong Kong and Macau from your definition of "China" or "PRC" for the purpose of your annual report. Please clarify that all the legal and operational risks associated with having operations in the People's Republic of China also apply to operations in Hong Kong and Macau. In this regard, please ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how commensurate laws in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws. As an example, please further expand the risk factor on page 48 to also provide disclosure related to the enforceability of civil liabilities in China, Hong Kong and Macau.

3. Please further expand your disclosure to address how regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau have impacted or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

4. Please further expand your disclosure to explain whether there are any commensurate laws or regulations in Hong Kong or Macau which result in oversight over data security and explain how this oversight impacts the company's business and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

    You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon Buskirk, Staff Accountant, at 202-551-3717 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation